
SEC MAIL PROCESSING SECTION
RECEIVED
MAR 0 5 2007
WASH, D.C.
203



SECURITII 07001819)N

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53586

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Saints Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

475 Sansome Street, Suite 1850

(No and Street)

San Francisco (City) California (State) 94111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ken Pereira (415) 773-2080

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates Inc., Certified Public Accountants

(Name – if individual, state last, first, middle name)

9221 Corbin Avenue Suite 170 (Address) Northridge (City) CA (State) 91324 (Zip Code)

PROCESSED
APR 13 2007
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ken Pereira, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Saints Advisors, LLC, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

State of California
County of San Francisco
Subscribed and sworn (or affirmed) to before me this 5 day of February, 2007

Notary Public


ASHLEY M. CAPONIO
COMM. # 1708841
NOTARY PUBLIC-CALIFORNIA
SAN FRANCISCO COUNTY
My Commission Expires
December 5, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss)
- ☒ (d) Statement of Changes in Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
MAR 05 2007
WASH, D.C.
203
SECTION

Saints Advisors LLC

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2006

BREARD & ASSOCIATES, INC.

Certified Public Accountants

Independent Auditor's Report

Board of Directors
Saints Advisors LLC:

We have audited the accompanying statement of financial condition of Saints Advisors LLC (the Company) as of December 31, 2006, and the related statements of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Saints Advisors LLC as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 5, 2007

We Focus & Care[SM]

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Saints Advisors LLC
Statement of Financial Condition
December 31, 2006

Assets

Cash and cash equivalents	$ 481,998
Accounts receivable, net	8,138
Automobile, net	34,668
Total assets	$ 524,804

Liabilities and Member's Equity

Liabilities	
Accounts payable	$ 1,030
Accrued expenses	69,347
Income taxes payable	900
Total liabilities	71,277
Member's equity	453,527
Total liabilities and member's equity	$ 524,804

The accompanying notes are an integral part of these financial statements

Saints Advisors LLC
Statement of Income
For the Year Ended December 31, 2006

Revenue	
Advisory fees	$ 347,228
Interest income	1,348
Other income	45,738
Total revenue	394,314
Expenses	
Employee compensation & benefits	52,028
Consulting fees	74,385
Management fees	15,600
Other operating expenses	60,150
Total expenses	202,163
Net income (loss) before income tax provision	192,151
Income tax provision	1,700
Net income (loss)	$ 190,451

The accompanying notes are an integral part of these financial statements

Saints Advisors LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2006

	Member's Equity
Balance at December 31, 2005	$ 352,087
Member's distributions	(89,011)
Net income (loss)	190,451
Balance at December 31, 2006	$ 453,527

The accompanying notes are an integral part of these financial statements.

Saints Advisors LLC
Statement of Cash Flows
For the Year Ended December 31, 2006

Cash flows from operating activities:		
Net income (loss)		$ 190,451
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation	$ 22,534	
Provision for loss on accounts receivable	(30,000)	
(Increase) decrease in:		
Accounts receivable, net	64,363	
(Decrease) increase in:		
Accounts payable	(120)	
Accrued expenses	(6,745)	
Total adjustments		50,032
Net cash and cash equivalents provided by (used in) operating activities		240,483
Cash flows from investing activities:		–
Cash flows from financing activities:		
Member's distributions	(89,011)	
Net cash and cash equivalents provided by (used in) financing activities		(89,011)
Net increase (decrease) in cash and cash equivalents		151,472
Cash and cash equivalents at beginning of year		330,526
Cash and cash equivalents at end of year		$ 481,998

Supplemental disclosure of cash flow information:
Cash paid during the year for

Interest	$ 157
Income taxes	$ 1,700

The accompanying notes are an integral part of these financial statements

Note 1: GENERAL INFORMATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Saints Advisors LLC (the "Company"), a Delaware limited liability company, was formed on May 26, 2000. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD") and the Securities Investor Protection Corporation ("SIPC").

The Company is an investment banking advisory firm, providing a range of merger and acquisition ("M&A") solutions, corporate development and other consulting services to public and nonpublic companies in the technology industry. It does not carry securities accounts for customers and does not perform custodial functions relating to customer securities. For the year ended December 31, 2006, four (4) customers accounted for 100% of total revenue. One (1) customer accounted for 100% of the net accounts receivable at December 31, 2006.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company also includes commercial paper instruments as cash equivalents.

The Company receives fees in accordance with terms stipulated in its engagement contracts. Fees are recognized as earned. The Company also receives success fees when transactions are completed. Success fees are recognized when earned, the Company has no further continuing obligations, and collection is reasonably assured.

Automobile is recorded at cost. This asset is depreciated over its estimated useful life of three (3) years by the straight-line method.

The Company is treated as a disregarded entity for federal tax purposes, in accordance with single member limited liability company rules. All tax effects of the Company's income or loss are passed through to the member. Therefore no federal tax provision has been provided. However the Company is subject to a gross receipts tax in California in addition to a minimum California tax.

Note 2: ACCOUNTS RECEIVABLE, NET

Accounts receivable are valued and reported at net realizable value.

Accounts receivable, net consists of the following:

Accounts receivable	$ 74,408
Less: Allowance for doubtful accounts	(66,270)
Accounts receivable, net	$ 8,138

Note 3: AUTOMOBILE, NET

The automobile is recorded at cost.

		Depreciable Life Years
Automobile	$ 62,403	3
Less accumulated depreciation	(27,735)	
Automobile, net	$ 34,668	

Depreciation expense for the year ended December 31, 2006, was $22,534.

Note 4: INCOME TAXES

As discussed in the Summary of Significant Accounting Policies (Note 1), the Company is treated as a disregarded entity for tax purposes, therefore no federal income tax provision is provided.

All tax effects of the Company's income or loss are passed through to the Member's tax return. At December 31, 2006, the Company recorded the California gross receipts fee of $900 and the minimum California state income tax of $800, for a total income tax provision of $1,700.

Note 5: RELATED PARTY TRANSACTIONS

The Company pays a monthly reimbursement to an affiliated company Saints Management, LLC ("Saints") in consideration for certain expenses paid on the Company's behalf. Saints is a Delaware company incorporated to manage Saints Ventures, LLC., a Delaware limited liability company, Saints Capital I, LP., Saints Capital II, LP., Saints Capital III, LP., Saints Capital IV, LP. Saints Capital V, LP., Saints Capital Avalon, LP., Saints Capital Belvedere, LP., Saints Capital Chamonix, LP., Saints and the Company share common ownership. For the year ended December 31, 2006, reimbursed expenses to Saints totaled $13,100. For the year ended December 31, 2006, expenses incurred by the Company in respect of the expense sharing agreement with Saints totaled $2,500. These expenses are included in management fees on the income statement.

Note 5: RELATED PARTY TRANSACTIONS (Continued)

As of December 31, 2006, the Company's accrued expense total of $69,347, included $57,485 of current and prior amounts due Saints for various expense reimbursements and revenue sharing costs incurred.

Note 6: OPTION PLAN

In November 2000, the Company established an option plan. Under the option plan, the Company is authorized to grant options to purchase 10,000,000 membership units to its employees directors and consultants. Options granted generally vest in installments over a four-year period, commencing on the grant date. Options expire ten years from the date of grant.

A summary of activity under the option plan is set forth below:

	Options Outstanding	Exercise Price
Outstanding, December 31, 2005	3,000,000	$0.01
Options issued (canceled), net	-	0.01
Outstanding, December 31, 2006	3,000,000	0.01

At December 31, 2006, options to purchase 6,994,167 membership units were available for grant.

Additional information regarding options outstanding as of December 31, 2006 is as follows:

	Options Outstanding			Options Vested and Exercisable	
Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Number Vested and Outstanding	Weighted Average Exercise Price
$ 0.01	3,000,000	4.7	$ 0.01	3,000,000	$ 0.01

Note 7: COMMITMENTS AND CONTINGENCIES

Contingencies

The Company maintains several bank accounts at financial institutions. These accounts are insured by the Federal Deposit Insurance Commission ("FDIC"), up to $100,000. At times during the year ended December 31, 2006, cash balances held in these financial institutions were in excess of the FDIC's insured limit. The Company has not experienced any losses in these accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

Note 8: RECENTLY ISSUED ACCOUNTING STANDARDS

In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The evaluation of a tax position in accordance with FIN 48 is a two-step process. The first step is to determine whether it is more-likely-than-not that a tax position will be sustained upon examination based on the technical merits of the position. The second step is measurement of any tax position that meets the more-likely–than-not recognition threshold to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. FIN 48 also provides guidance on the de-recognition of uncertain positions, financial statement classification, accounting for interest and penalties, accounting for interim periods and new disclosure requirements. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact that the adoption of FIN 48 will have on its financial position and results of operations. However, the impact is not expected to be material.

In September 2006, the FASB issued Statement of Accounting Financial Standards ("SFAS") No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The company is currently evaluating the new standard. However, adoption of SFAS 157 is not expected to have a material effect on the Company's financial statements.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements Nos. 87, 106, and 132(R)" ("SFAS 158"). SFAS 158 requires companies to recognize on a prospective basis the funded status of their defined benefit pension and postretirement plans as an asset or liability and to recognize changes in that funded status in the year in which the changes occur as a component of other comprehensive income, net of tax.

Note 8: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

The effective date of the pronouncement is a function of whether the Company's equity securities are traded publicly. If the entity has publicly traded securities, the effective date is for fiscal years ending after December 15, 2006. Entities without publicly traded securities must adopt the standard for fiscal years ending after June 15, 2007. The company is currently evaluating the new standard. However, adoption of SFAS 158 is not expected to have a material effect on the Company's financial statements.

Note 9: NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2006, the Company had net capital of $410,721 which was $405,721 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($71,277) to net capital was 0.17 to 1, which is less than the 15 to 1 maximum ratio allowed for a broker/dealer.

Note 10: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a $8,204 difference between the computation of net capital under net capital SEC. Rule 15c3-1 and the corresponding unaudited focus part IIA.

Net capital per unaudited schedule		$ 402,517
Adjustments:		
Member's equity	$ 8,205	
Rounding	(1)	
Total adjustments		8,204
Net capital per audited statements		$ 410,721

Saints Advisors LLC
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2006

Computation of net capital		
Member's equity		$ 453,527
Less: Non allowable assets		
Accounts receivable	$ (8,138)	
Automobile, net	(34,668)	
Total non-allowable assets		(42,806)
Net capital		410,721
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 4,747	
Minimum dollar net capital required	5,000	
Net capital required (greater of above)		5,000
Excess net capital		$ 405,721
Ratio of aggregate indebtedness to net capital	0.17: 1	

There was a $8,204 difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated December 31, 2006. See Note 10.

See independent auditor's report

Saints Advisors LLC
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2006

A computation of reserve requirement is not applicable to Saints Advisors LLC as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

See independent auditor's report

Saints Advisors LLC
Schedule III - Information Relating to Possession or Control Requirements Under Rule 15c3-3
As of December 31, 2006

Information relating to possession or control requirements is not applicable to Saints Advisors LLC as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

See independent auditor's report

Saints Advisors LLC

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2006

Board of Directors
Saints Advisors LLC:

In planning and performing our audit of the financial statements of Saints Advisors LLC (the Company), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the entity's financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 5, 2007

END